Filed Pursuant to Rule 433

Dated June 24, 2020

Registration Statement No. 333-239370

Relating to

Preliminary Prospectus Supplement dated June 24, 2020 to

Prospectus dated June 23, 2020

Xylem Inc.

Pricing Term Sheet

$500,000,000 1.950% Senior Notes due 2028

$500,000,000 2.250% Senior Notes due 2031

Terms Applicable to Both Series of Notes

Issuer:	Xylem Inc.

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB

Ranking of the Notes:	Senior unsecured

Offering Format:	SEC Registered

Trade Date:	June 24, 2020

Settlement Date:	June 26, 2020 (T+2)

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
ING Financial Markets LLC
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Co-Managers:	ANZ Securities, Inc.
Deutsche Bank Securities Inc.
MUFG Securities Americas Inc.
U.S. Bancorp Investments, Inc.
Skandinaviska Enskilda Banken AB (publ)
Siebert Williams Shank & Co., LLC
TD Securities (USA) LLC
Roberts & Ryan Investments Inc.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Use of Proceeds:	Xylem intends to allocate an amount equal to the net proceeds from the sale of the notes to a portfolio of Eligible Green Projects across their three business segments: Water Infrastructure, Applied Water, and Measurement & Control Solutions

Terms Applicable to the

1.950% Senior Notes due 2028

Aggregate Principal Amount:	$500,000,000

Maturity Date:	January 30, 2028

Public Offering Price:	99.501% of the principal amount

Benchmark Treasury:	0.500% due May 31, 2027

Benchmark Treasury Price and Yield:	99-27+; 0.521%

Spread to Benchmark Treasury:	+150 bps

Yield to Maturity:	2.021%

Coupon:	1.950%

Interest Payment Dates:	January 30 and July 30 of each year, commencing on January 30, 2021

Day Count Convention:	30 / 360

Make-Whole Call:	Prior to November 30, 2027 at +25 bps

Par Call:	On or after November 30, 2027

Change of Control:	Puttable at 101% of principal plus accrued interest

CUSIP / ISIN:	98419M AM2 / US98419MAM29

Terms Applicable to the

2.250% Senior Notes due 2031

Aggregate Principal Amount:	$500,000,000

Maturity Date:	January 30, 2031

Public Offering Price:	99.214% of the principal amount

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price and Yield:	99-14; 0.684%

Spread to Benchmark Treasury:	+165 bps

Yield to Maturity:	2.334%

Coupon:	2.250%

Interest Payment Dates:	January 30 and July 30 of each year, commencing on January 30, 2021

Day Count Convention:	30 / 360

Make-Whole Call:	Prior to October 30, 2030 at +25 bps

Par Call:	On or after October 30, 2030

Change of Control:	Puttable at 101% of principal plus accrued interest

CUSIP / ISIN:	98419MAL4 / US98419MAL46

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674, Citigroup Global Markets Inc. toll-free at (800) 831-9146, ING Financial Markets LLC toll-free at (877) 446-4930 or J.P. Morgan Securities LLC toll-free at (866) 803-9204.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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